Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-194541 on Form F-10 of our reports dated February 24, 2016, relating to the consolidated financial statements of Brookfield Canada Office Properties and subsidiaries (the “Trust”) and the effectiveness of the Trust’s internal control over financial reporting for the year ended December 31, 2015 appearing in this Current Report on Form 6-K dated February 24, 2016.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

February 24, 2016

Toronto, Canada